As filed pursuant to Rule 424(b)(5)
Registration No. 333-282474

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 21, 2024
and Prospectus Supplement dated January 17, 2025)

Class A Common Stock

This prospectus supplement (the “Prospectus Supplement”) supplements the prospectus dated October 21, 2024 (the “Base Prospectus”) and the prospectus supplement dated January 17, 2025 (together with the Base Prospectus, the “ATM Prospectus”), relating to the offer and sale of shares of our Class A Common Stock (“Common Stock”) from time to time pursuant to the terms of At The Market Offering Agreement, dated as of January 17, 2025 (the “ATM Agreement”), with Roth Capital Partners, LLC (“Roth”) as sales agent. This Prospectus Supplement should be read in conjunction with the ATM Prospectus. This Prospectus Supplement is qualified by reference to theATM Prospectus, except to the extent that the information presented herein supersedes the information contained in theATM Prospectus. This prospectus supplement is not complete without and may only be delivered or utilized in connection with the ATM Prospectus and the Base Prospectus and any future amendments or supplements thereto.

In accordance with the terms of the ATM Agreement, we may offer and sell shares of our common stock from time to time through Roth pursuant to at-the-market transactions as defined in Rule 415 under the Securities Act of 1933, as amended, subject to the limitations described in theATM Prospectus (the “ATM Program”). As of the date of this Prospectus Supplement, we have sold an aggregate of 174,012 shares of our common stock pursuant to the ATM Agreement for aggregate gross proceeds of $266,060.

The purpose of this Prospectus Supplement is to suspend theATM Program and to suspend the continuous offering by us under theATM Prospectus effective on September 22, 2025. We will not make any sales of our common stock through the ATM Program unless and until a new prospectus supplement is filed with the Securities and Exchange Commission. However, for the avoidance of doubt, the ATM Agreement remains in full force and effect. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our common stock in a public primary offering with a value exceeding more than one-third of the aggregate market value of our voting and non-voting common equity held by non-affiliates in any 12-month period as long as the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates is less than $75,000,000.

Our Class A Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “COCH” and our Public Warrants are listed on Nasdaq under the symbol “COCHW.” On September 19, 2025, the last reported sale price of our Class A Common Stock was $1.31 per share.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-4 of the ATM Prospectus and page 10 of the Base Prospectus, as well as in other documents incorporated by reference into the ATM Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus.Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this prospectus suppplement is September 22, 2025